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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CITIZENS FIRST CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
17462Q107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	17462Q107

1	NAMES OF REPORTING PERSONS Service Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		198,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		198,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	198,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.12% of 1,959,583 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-QSB dated November 14, 2007**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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CUSIP No.	17462Q107

1	NAMES OF REPORTING PERSONS Service Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		198,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		198,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	198,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.12% of 1,959,583 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-QSB dated November 14, 2007**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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CUSIP No.	17462Q107

1	NAMES OF REPORTING PERSONS Dory Wiley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizenship

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		198,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		198,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	198,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.12% of 1,959,583 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-QSB dated November 14, 2007**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Service Capital Partners, LP, a Texas limited partnership (“Service Capital Partners”), Service Capital Advisors, LLC, a Texas limited liability company acting as the general partner of Service Capital Partners (“Service Capital Advisors”), and Dory Wiley, the principal of Service Capital Advisors.
This Schedule 13G relates to the common stock, no par value (the “Common Stock”), of Citizens First Corporation (the “Issuer”), purchased by Service Capital Partners for the accounts of Service Equity Partners, LP and Service Equity Partners (QP), LP, Texas limited partnerships, for both of which Service Capital Partners is the general partner.
Item 1(a) Name of Issuer.
Citizens First Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
1065 Ashley Street
Bowling Green, Kentucky 42103
Item 2(a) Name of Person Filing.
Service Capital Partners, Service Capital Advisors, and Dory Wiley
Item 2(b) Address of Principal Business Office.
1700 Pacific Avenue, Suite 2020
Dallas, Texas 75201
Item 2(c) Citizenship.
Service Capital Partners is a Texas limited partnership, Service Capital Advisors is a Texas limited liability company, and Dory Wiley is the principal of Service Capital Advisors and is a United States citizen.
Item 2(d) Title of Class of Securities.
Common Stock
Item 2(e) CUSIP Number.
17462Q107

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Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Inapplicable.
Item 4 Ownership.

(a) Amount beneficially owned:	198,400

(b) Percent of class:	10.12	% [1]

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	198,400
(iii) Sole power to dispose or to direct disposition of	0
(iv) Shared power to dispose or to direct disposition of	198,400

[1]	10.12% of 1,959,583 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-QSB dated November 14, 2007**.
Service Equity Partners, LP and Service Equity Partners (QP), LP are the record owners, in aggregate, of the shares of the security being reported. Service Capital Partners is the general partner of each of Service Equity Partners, LP and Service Equity Partners (QP), LP. Service Capital Advisors is the general partner of Service Capital Partners, and Dory Wiley is the principal of Service Capital Advisors. Therefore, Service Capital Partners, Service Capital Advisors, and Dory Wiley indirectly have the power to vote and dispose of the shares being reported, and accordingly, may be deemed the beneficial owners of such shares. The filing of this Schedule 13G shall not be construed as an admission by any of the Reporting Persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as to the beneficial ownership of any of the 198,400 shares Common Stock owned by Service Equity Partners, LP and Service Equity Partners (QP), LP.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

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Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits Exhibit 1
Joint Filing Agreement dated February 14, 2008 among Service Capital Partners, Service Capital Advisors, and Dory Wiley.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SERVICE CAPITAL PARTNERS, LP Service Capital Advisors, LLC, its general partner
By:	/s/ Dory Wiley
Dory Wiley, Managing Member

SERVICE CAPITAL ADVISORS, LLC
By:	/s/ Dory Wiley
Dory Wiley, Managing Member

/s/ Dory Wiley
Dory Wiley

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